SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) (1)

Affinity Gaming

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,003,959
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,003,959
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,003,959
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Schaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,003,959
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,003,959
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,003,959
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 6 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Affinity Gaming

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3744 Breakthrough Way, Suite 300, Las Vegas, Nevada 89135

Item 2	(a).	Name of Persons Filing:

Spectrum Group Management LLC (the “Investment Manager”) and Mr. Jeffrey A. Schaffer (“Mr. Schaffer” and together with the Investment Manager, the “Reporting Persons”), who is the sole member of the Investment Manager and controls its business activities.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

1250 Broadway, 19th Floor, New York, New York 10001

Item 2	(c).	Citizenship:

the Investment Manager: Delaware; Mr. Schaffer: United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2	(e).	CUSIP Number:

Not applicable

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☒ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 6 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

2,003,959

(b) Percent of class:

9.9%

(c) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

2,003,959

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,003,959

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) above. The Investment Manager is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Mr. Schaffer is the control person of the Investment Manager and holds directly, and directly and indirectly by his subsidiaries or affiliates other than the Investment Manager, less than one percent of the securities of the subject class.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	SPECTRUM GROUP MANAGEMENT LLC

	By:	/s/ Jeffrey A. Schaffer
	Name:	Jeffrey A. Schaffer
	Title:	Managing Member

/s/ Jeffrey A. Schaffer
Jeffrey A. Schaffer

Page 6 of 6 Pages